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Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	17:01 29-May-07
Number	PRNUK-2905

07024179

RECEIVED
2007 JUN -6 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

SUPPL

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached (v):

24/05/2007

6. Date on which issuer notified:

25/05/2007

dlw 6/7

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

· Standard Life Investments Ltd acquired 946,737 voting rights.

EXEMPTION NO. 82 - 5204

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indir
Ordinary GB0030646508	41,350,781	41,350,781	20,719,596	20,719,596	21,577,922	2.941%	3.063

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
42,297,518	6.005%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd.

Proxy Voting:

10. Name of the proxy holder:

82 - 5204

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc is disclosing this information in accordance with DTR 5.8.12.

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

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